FUNDING AGREEMENT

This Funding Agreement (this "Agreement") is entered into and effective on March 25, 2024, by and between American Homeowner Preservation 2015A+ LLC, a Delaware limited liability company ("AHP 2015A+") and AHP Servicing LLC, a Delaware limited liability company ("AHP Servicing," and, with AHP 2015A+, a "Litigant").

Background

I.   The Litigants are parties to litigation with Cymbidium Restoration Trust and certain other parties (the "Litigation") and require funding for legal fees, expert witness fees, and other expenses.

II.   Each Litigant has created a class of securities called "Litigation Support Shares" and wish to provide for a joint offering of such securities.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **Offering of Litigation Support Shares**.

1.1.   **In General**. The Litigants shall jointly conduct an offering of Litigation Support Shares pursuant to section 4(a)(6) of the Securities Act of 1933 on the Invown funding portal (the "Offering"). Each Litigant shall be a co-issuer with respect to such Offering for purposes of federal and state securities laws. For each Litigation Support Share offered and sold in the Offering, AHP 2015 A+ shall be deemed to have offered and sold one-quarter (25%) of a Litigation Support Share and AHP Servicing shall be deemed to have offered and sold three-quarters (75%) of a Litigation Support Share. Each investor who purchases Litigation Support Shares in the Offering shall be deemed a member of both Litigants.

1.2.   **Distributions**. For each Litigation Support Share offered and sold in the Offering, AHP 2015 A+ shall be responsible for one-quarter (25%) of the distributions to which the holder is entitled and AHP Servicing shall be responsible for three-quarters (75%). Neither Litigant shall be responsible to make any distributions not authorized under its governing instruments.

2.   **Representations of Litigants**. Each Litigant hereby represents and warrants as follows:

2.1.   **Corporate Power; Binding Nature**. Such Litigant has the right to enter into this Agreement, which represents and legally binding and enforceable obligation of such Litigant. This Agreement has been authorized by all necessary corporate actions. This Agreement does not violate or conflict with (i) such Litigant's organizational documents, (ii) any contract or agreement to which such Litigant is a party or by which it is bound, or (iii) any law, regulation, or order.

2.2.   **Form C Information**. The information provided by such Litigant and reflected in the joint Form C, including but not limited to the information concerning such Litigant's assets and liabilities, is accurate in all material respects and does not fail to provide any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

3.   **Miscellaneous**.

3.1.   **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

3.2.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address or email address of the recipient or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

3.3.   **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

3.4.   **Waiver of Jury Trial**.   EACH party ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

3.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

3.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

3.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

3.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

3.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

3.10. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AHP SERVICING LLC

By _____
    Jorge P. Newbery, CEO

AMERICAN HOMEOWNER
   PRESERVATION 2015A+ LLC

By: American Homeowner
    Preservation Management, LLC
    As Manager

By _____
    Jorge P. Newbery, CEO